ORIGINAL EXECUTED

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K



JUN 2 7 2003



03025425

[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to __________.

Commission file number: 000-50015

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

TierOne Bank Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TierOne Corporation
1235 "N" Street
Lincoln, Nebraska 68508

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report for the TierOne Bank Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Independent Auditors' Report

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002, 2001 and 2000

Notes to Financial Statements

Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TierOne Bank Savings Plan



June 27, 2003

By:
Name: Gilbert G. Lundstrom
Title: Plan Administrator

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TIERONE BANK SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002

(With Independent Auditors' Report Thereon)

TIERONE BANK SAVINGS PLAN

Table of Contents



Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Independent Auditors' Report

Employee Benefit Committee
TierOne Bank:

We have audited the accompanying statements of net assets available for benefits of the TierOne Bank Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our 2002 audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

KPMG LLP

May 14, 2003
Lincoln, Nebraska



TIERONE BANK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments:		
Pooled funds:		
American Century Income & Growth Account	$ 226,976	225,653
American Century Small Cap Value Account	411,548	578,738
American Century Select Account	16,559	—
Janus Advisor Aggressive Growth Account	259,089	330,152
Mason Street Aggressive Growth Account	13,949	41,429
Principal Guaranteed Interest Account	2,277,018	2,318,234
Principal International Stock Account	1,077,964	1,673,447
Principal International Small Company Account	24,153	—
Principal Large Cap Stock Index Account	1,652,067	2,817,044
Principal Money Market Account	902,717	1,264,203
Principal Real Estate Account	1,245,076	1,178,170
Principal Bond and Mortgage Account	2,075,810	1,881,432
Principal Bond Emphasis Balanced Account	326,965	404,928
Principal Stock Emphasis Balanced Account	306,183	415,610
Principal Partners Large Cap Blend Account	220,101	—
Principal Partners Large Cap Blend I Account	2,144,532	4,332,095
Principal Mid Cap Stock Index Account	383,116	401,326
Principal International Emerging Markets Account	123,619	156,952
Principal Total Market Stock Index Account	35,517	17,181
Putnam Voyager Account	270,589	455,617
TierOne Corporation Common Stock Account	6,156,525	—
Total assets	20,150,073	18,492,211
Liabilities:		
Accrued liabilities - excess contributions	6,213	—
Total liabilities	6,213	—
Net assets available for benefits	$ 20,143,860	18,492,211

See accompanying notes to financial statements.

TIERONE BANK SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002, 2001, and 2000

		2002	2001	2000
Additions to net assets attributed to:				
Investment loss	$	(65,675)	(1,042,923)	(726,964)
Contributions:				
Employer's		656,001	547,958	385,298
Participants'		1,121,493	953,381	673,654
Rollovers		332,945	32,016	248,534
Total contributions		2,110,439	1,533,355	1,307,486
Total additions		2,044,764	490,432	580,522
Deductions from net assets attributed to:				
Benefits paid to participants		391,271	766,317	1,402,613
Administrative expenses		1,844	1,495	1,550
Total deductions		393,115	767,812	1,404,163
Net increase (decrease)		1,651,649	(277,380)	(823,641)
Net assets available for benefits:				
Beginning of year		18,492,211	18,769,591	19,593,232
End of year	$	20,143,860	18,492,211	18,769,591

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the TierOne Bank (Bank) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan, established August 1, 1978 and restated as of January 1, 1997, is a defined contribution 401(k) profit sharing plan and is administered by the Employee Benefit Committee. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank believes the Plan is in compliance with the requirements of ERISA.

(b) Eligibility

The Plan requires that employees complete six months of service to be eligible for participation in the Plan. The employee must make an election to participate in the Plan and agree to make contributions to the Plan by payroll deductions. Prior to January 1, 2001, the Plan required that employees complete one year of service to be eligible for participation in the Plan.

(c) Contributions

Employees can contribute from 1% to 25% of their salary to the Plan. During 2002, 2001, and 2000, the Bank contributed 80% of the employee's contribution up to a maximum of 6% of the employee's salary, as defined. The Bank may make additional contributions to the Plan not to exceed the maximum amount deductible from the Bank's income under the Internal Revenue Code. Participants must be employed on December 31 to receive an allocation of the Bank's contribution. Participants direct the investment of their contributions plus the Company's contributions into various investment options offered by the Plan.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution, an allocation of the Bank's contribution and plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Plan participants become 100% vested in the Bank's matching contributions at three years of service.

(f) Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a single lump-sum amount equal to the value of the participant's vested interest in his or her account, or as a fixed-period annuity. Participants may also elect to receive a taxable distribution of any part of their contributed vested account balance prior to retirement if plan hardship requirements are met.

(g) Forfeitures

For the years ended December 31, 2002, 2001, and 2000, forfeitures in nonvested accounts totaling $1,489, $14,240, and $12,990, respectively, were used to reduce employer contributions.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investments Valuations and Income Recognition

The Plan's investments are stated at fair value, except for its benefit-responsive investment contract, which is valued at contract value, which is the value paid when funds are withdrawn prior to their maturity (see note 4). Quoted market prices are used to value investments. Each pooled separate account is valued at fair value at the close of each business day.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(3) Investments

During 2002, 2001, and 2000, investment income (loss), including net depreciation in fair value of investments, was as follows:

		2002	2001	2000
American Century Income & Growth Account	$	(55,365)	(13,745)	(13,209)
American Century Select Account		(1,065)	—	—
American Century Small Cap Value Account		(99,039)	83,431	28,234
Janus Advisor Aggressive Growth Account		(102,597)	(158,265)	(165,118)
Mason Street Aggressive Growth Account		(7,395)	(103)	—
Principal Guaranteed Interest Account		107,169	122,883	153,764
Principal U.S. Stock Account		—	—	(382,625)
Principal International Small Company Account		(1,787)	—	—
Principal International Stock Account		(246,844)	(543,250)	(215,401)
Principal Large Cap Stock Index Account		(638,837)	(360,356)	(293,397)
Principal Money Market Account		19,184	651,139	69,297
Principal Real Estate Account		44,706	65,134	94,302
Principal Bond and Mortgage Account		188,632	132,151	168,152
Principal Bond Emphasis Balanced Account		(17,019)	(3,089)	26,736
Principal Stock Emphasis Balanced Account		(53,108)	(32,325)	9,246
Principal Partners Large Cap Blend I Account		(1,066,502)	(878,984)	(94,377)
Principal Partners Large Cap Blend Account		772	—	—
Principal Mid Cap Stock Index Account		(68,116)	1,057	2,637
Principal International Emerging Markets Account		(25,219)	(5,092)	(32,215)
Principal Total Market Stock Index Account		(8,204)	(1)	—
Putnam Voyager Account		(124,547)	(103,508)	(82,990)
TierOne Corporation Common Stock Account		2,089,506	—	—
	$	(65,675)	(1,042,923)	(726,964)

The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets:

		2002	2001
Principal Guaranteed Interest Account	$	2,277,018	2,318,234
Principal International Stock Account		1,077,964	1,673,447
Principal Large Cap Stock Index Account		1,652,067	2,817,044
Principal Money Market Account		—	1,264,203
Principal Real Estate Account		1,245,076	1,178,170
Principal Bond and Mortgage Account		2,075,810	1,881,432
Principal Partners Large Cap Blend I Account		2,144,532	4,332,095
TierOne Corporation Common Stock Account		6,156,525	—

(4) Guaranteed Interest Account with Insurer

The Plan entered into a Guaranteed Interest Account with Principal who maintains the contributions in a pooled account. The Guaranteed Interest Account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Principal. The Guaranteed Interest Account is included in the financial statements at contract value (which represents contributions made under the contract plus earnings, less withdrawals and expenses) because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the Guaranteed Interest Account at December 31, 2002 and 2001 approximated fair value. The average yield and crediting interest rates approximated 2.1%, 3.2%, and 5.3% for 2002, 2001, and 2000, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 0%.

(5) Related Party Transactions

The Plan's investments are shares in pooled funds managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $1,844, $1,495, and $1,550 for the years ended December 31, 2002, 2001, and 2000, respectively.

(6) Plan Termination

Although it has not expressed any present intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(7) Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

TIERONE BANK SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
	Pooled funds on deposit with Principal Life Insurance Company:				
	American Century Income & Growth Account	Mutual Fund	**	$	226,976
	American Century Small Cap Value Account	Mutual Fund	**		411,548
	American Century Select Account	Mutual Fund	**		16,559
	Janus Advisor Aggressive Growth Account	Mutual Fund	**		259,089
	Mason Street Aggressive Growth Account	Mutual Fund	**		13,949
*	Principal Guaranteed Interest Account	GIC	**		2,277,018
*	Principal International Stock Account	Mutual Fund	**		1,077,964
*	Principal International Small Company Account	Mutual Fund	**		24,153
*	Principal Large Cap Stock Index Account	Mutual Fund	**		1,652,067
*	Principal Money Market Account	Money Market	**		902,717
*	Principal Real Estate Account	Mutual Fund	**		1,245,076
*	Principal Bond and Mortgage Account	Mutual Fund	**		2,075,810
*	Principal Bond Emphasis Balanced Account	Mutual Fund	**		326,965
*	Principal Stock Emphasis Balanced Account	Mutual Fund	**		306,183
*	Principal Partners Large Cap Blend Account	Mutual Fund	**		220,101
*	Principal Partners Large Cap Blend I Account	Mutual Fund	**		2,144,532
*	Principal Mid Cap Stock Index Account	Mutual Fund	**		383,116
*	Principal International Emerging Markets Account	Mutual Fund	**		123,619
*	Principal Total Market Stock Index Account	Mutual Fund	**		35,517
	Putnam Voyager Account	Mutual Fund	**		270,589
*	TierOne Corporation Common Stock Account	Corporate Stock	**		6,156,525
				$	20,150,073

* Indicates party-in-interest.

** Historical cost information is omitted as it is no longer required for participant-directed accounts.

See accompanying independent auditors' report.

INDEX TO EXHIBITS

Number	Description
23	Independent Auditors' Consent
99	Statement Pursuant to 18 U.S.C. Section 1350 as Required by Section 906 of the Sarbanes-Oxley Act of 2002



Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Exhibit 23

Independent Auditors' Consent

The Board of Directors of TierOne Corporation and the Employee
Benefit Committee of the TierOne Bank Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-100286) on Form S-8 of TierOne Corporation of our report dated May 14, 2003 with respect to the statements of net assets available for benefits of the TierOne Bank Savings Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002, and related schedule as of and for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the TierOne Bank Savings Plan.

KPMG LLP

June 27, 2003
Lincoln, Nebraska



Exhibit 99

STATEMENT PURSUANT TO 18 U.S.C. SECTION 1350 AS REQUIRED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the TierOne Bank Savings Plan (the "Plan") on Form 11-K (the "Report") for the fiscal year ending December 31, 2002, as filed with the Securities and Exchange Commission, each of the undersigned hereby certifies that to the best of his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003



Gilbert G. Lundstrom
Plan Administrator

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